Schedule 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

PeopleSoft, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712713106

(CUSIP Number)

Richard G. Snow,Jr.

Vice President, General Counsel and Secretary

J.D. Edwards & Company

One Technology Way

Denver, Co 80237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 281667105

1.	Name of Reporting Persons. J.D. Edwards & Company I.R.S. Identification Nos. of above persons (entities only). 84-0728700

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 36,792,666(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,792,666(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	36,792,666 shares of PeopleSoft common stock are subject to Voting Agreements between J.D. Edwards and certain executive officers and directors of PeopleSoft, as described in Items 3 and 4 below. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of June 1, 2003. J.D. Edwards expressly disclaims beneficial ownership of any of the shares of PeopleSoft common stock subject to the Voting Agreements.

Schedule 13D/A	Page 3 of 8

(2)	Based upon 323,329,598 shares of PeopleSoft common stock, constituting 316,605,941 shares of PeopleSoft common stock outstanding as of May 27, 2003 (as represented by PeopleSoft in the Merger Agreement described in Item 3 below), and including the issuance of 6,723,657 shares of PeopleSoft common stock upon the exercise of outstanding options which are exercisable within 60 days of June 1, 2003.

This Amendment No. 1 (the “Amendment”) is filed by J.D. Edwards & Company, a Delaware corporation (“J.D. Edwards”), to amend the Statement on Schedule 13D filed on June 10, 2003 (the “Statement”), relating to common stock, par value $0.01 per share, of PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”).

This Amendment is filed for the purposes of reporting the execution of an Amended and Restated Agreement and Plan of Merger and Reorganization by and among PeopleSoft, Jersey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of PeopleSoft (“Merger Sub”) and J.D. Edwards, dated as of June 16, 2003 (the “Amended Merger Agreement”). Items designated as “no changes” indicates that the information previously included in the Statement remains current as of the date of this Amendment.

Item 1. Security and Issuer

No changes.

Item 2. Identity and Background

No changes.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read:

Agreement and Plan of Merger dated as of June 1, 2003.

On June 1, 2003, J.D. Edwards, Merger Sub, and PeopleSoft entered into an Agreement and Plan of Merger, a copy of which was attached as Exhibit 1 of the Statement (the “Merger Agreement”).

Amended and Restated Agreement and Plan of Merger dated as of June 16, 2003.

On June 16, 2003, PeopleSoft, Merger Sub and J.D. Edwards entered into the Amended Merger Agreement, pursuant to which PeopleSoft will offer to exchange cash, a fraction of a share of the common stock, par value $0.01 per share, of PeopleSoft (“PeopleSoft common stock”) or, in the case of proration, a combination of cash and a fraction of a share of PeopleSoft common stock for each share of J.D. Edwards common stock validly tendered and not properly withdrawn (the “Offer”). The value of the consideration per share of J.D. Edwards’ common stock is 0.43 of a share of PeopleSoft common stock plus $7.05 in cash. Pursuant to the Amended Merger Agreement, holders of J.D. Edwards common stock who tender their shares for exchange in the Offer will be permitted to elect to receive cash or stock with a value equal to the value of $7.05 plus 0.43 of a share of PeopleSoft common stock measured based on the average closing price of PeopleSoft common stock reported on the Nasdaq National Market for the five trading day period ending immediately prior to the second trading day before the expiration date of the Offer subject to proration so that if the elections for either cash or stock exceed the amount of cash or stock available in the Offer, a combination of cash and PeopleSoft common stock will be paid. Except for payments made in lieu of fractional shares, the total number of shares of PeopleSoft common stock issuable in the Offer will equal 0.43 multiplied by the total number of shares of J.D. Edwards common stock validly tendered and not withdrawn as

Schedule 13D/A	Page 4 of 8

of the expiration of the Offer, and the total cash consideration payable by PeopleSoft in the Offer will equal $7.05 multiplied by the total number of shares of J.D. Edwards common stock validly tendered and not withdrawn as of the expiration of the Offer. The Offer is subject to the conditions set forth in the Amended Merger Agreement (including at least a majority of the outstanding J.D. Edwards common stock, on a fully diluted basis, as defined in the Amended Merger Agreement, having been validly tendered and not properly withdrawn; and receipt of applicable regulatory approvals).

It is contemplated that following the completion of the Offer, the remaining outstanding shares of J.D. Edwards common stock would be acquired in a merger transaction (the “Merger”). Each share of J.D. Edwards common stock which has not been exchanged or accepted for exchange in the Offer would be converted in the Merger into cash having a value of $7.05 and a fraction of a share of PeopleSoft common stock having a value of 0.43 of a share of PeopleSoft common stock for each share of J.D. Edwards common stock without interest unless the holder of such shares of J.D. Edwards common stock chooses to demand appraisal pursuant to Delaware law.

Voting Agreements.

As an inducement to J.D. Edwards to enter into the Merger Agreement and in consideration thereof, certain officers and directors of PeopleSoft (collectively, the “Stockholders”) entered into individual Voting Agreements with J.D. Edwards, a copy of the form of which is attached hereto as Exhibit 3 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of PeopleSoft common stock beneficially owned by such Stockholder against any proposal that is intended, or is reasonably likely to result in the conditions of PeopleSoft’s obligations under the Amended Merger Agreement not being fulfilled, and against the election of a group of individuals to replace a majority or more of the individuals presently on the PeopleSoft board of directors, except as set forth in the Voting Agreements. J.D. Edwards did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Offer, the Merger, the Amended Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Amended Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item	4: Purpose of Transaction

Except	as specifically set forth below, no changes.

(a)-(b)	The first paragraph of Item 3(a)-(b) is hereby amended and restated in its entirety to read as set forth below. There are no changes to the second and third paragraphs of Item 3(a)-(b).

Schedule 13D/A	Page 5 of 8

As described in Item 3 above, this Statement relates to the Offer by PeopleSoft to the stockholders of J.D. Edwards and the resulting acquisition of J.D. Edwards by PeopleSoft. By virtue of the Offer, each holder of outstanding shares of J.D. Edwards common stock who accepts the Offer will receive cash, a fraction of a share of PeopleSoft common stock or, in the case of proration, a combination of cash and a fraction of a share of PeopleSoft common stock for each share of J.D. Edwards common stock validly tendered and not properly withdrawn. In connection with the Merger, PeopleSoft will also assume each outstanding option to purchase J.D. Edwards common stock under J.D. Edwards’ existing stock option or employee stock purchase plans, and thereafter, each such option will represent the right to acquire a number of shares of PeopleSoft common stock having a value of $7.05 plus the value of 0.43 of a share of PeopleSoft common stock with the same exercise price as in effect immediately prior to the Merger. Each share of J.D. Edwards common stock which has not been exchanged or accepted for exchange in the Offer will be converted in the Merger into cash having a value of $7.05 and a fraction of a share of PeopleSoft common stock having a value of 0.43 of a share of PeopleSoft common stock for each share of J.D. Edwards common stock without interest unless the holder of such shares of J.D. Edwards common stock chooses to demand appraisal pursuant to Delaware law.

References to, and descriptions of, the Offer, the Merger, the Amended Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Amended Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

Except	as specifically set forth below, no changes.

(c) Item 3(c) is hereby amended and restated in its entirety to read as set forth below.

On Friday, June 6, 2003, Robert C. Newman sold 200 shares of PeopleSoft common stock. As of the date hereof, Mr. Newman beneficially owns 200 shares of PeopleSoft common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read:

Other than the Amended Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of J.D. Edwards, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of PeopleSoft, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D/A

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1. Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2003, by and among PeopleSoft, Jersey Acquisition, and J.D. Edwards (incorporated by reference to Exhibit 1 to Amendment No. 1 of PeopleSoft’s Schedule 13D filed on June 17, 2003).

2. Form of Voting Agreement, dated as of June 1, 2003, by and between J.D. Edwards and certain stockholders of PeopleSoft set forth on Schedule B hereto (incorporated by reference to Exhibit 2 to J.D. Edwards’ Schedule 13D filed on June 10, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2003
Date

/S/ RICHARD G. SNOW, JR.
Signature

Richard G. Snow, Jr.
Name/Title

Schedule 13 D/A

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

J.D. EDWARDS & COMPANY

No changes.

Schedule 13 D/A

SCHEDULE B

STOCKHOLDERS PARTY TO A VOTING AGREEMENT

WITH J.D. EDWARDS & COMPANY

No changes.